





# Liz White
(She/Her) · 3rd

Chief Customer Officer at Ashley Stewart, Inc.

Providence, Rhode Island, United States · Contact info

500+ connections

Message | More

Ashley Stewart, Inc.

Columbia Business School

## Featured

THE GIRLS' LOUNGE

**How 3 companies make marketing more inclusive**

NRF

FULLBEAUTY Brands, Knix and FitForCommerce on how inclusive marketing builds customer connections.

## Experience

## Experience

**Chief Customer Officer**
Ashley Stewart, Inc.
2020 – Present · 1 yr

**Chief Customer Officer**
FULLBEAUTY Brands
Jan 2018 – 2020 · 2 yrs
New York, NY

Fullbeauty Brands is the largest direct to consumer plus size apparel company in the US consisting of 7 distinct brands. Reporting to the CEO, responsible for all aspects of marketing and the digital business with accountability for the $500M ecommmerce and marketplace P&L, the company's marketing investments and customer growth.

**Global CEO (Interim), Board of Directors**
Soko
2016 – 2017 · 1 yr

Soko is a venture-backed, ethical jewelry brand and a human-first, tech-powered manufacturing platform. Soko's jewelry is sold DTC as well as through wholesale partnerships with retailers like Nordstrom, Anthrologie and Reformation. Served as interim CEO, transitioning the business from founder led to professional management and growing DTC capabilities and business.

**Head of Strategy & Development (C-level)**
Poshly Inc.
2014 – 2016 · 2 yrs
Greater New York City Area

Poshly is an early stage big data company focused on bringing consumer insights to the beauty and CPG industries. Brought on by CEO to serve as a #2, overseeing go-to market strategy, business development, product & technology.

SXSW 2015: Robots, Algorithms Infiltrate Th...

**Time Inc.**
9 yrs 7 mos

**VP, Group General Manager, Digital -- Entertainment**
Jan 2013 – Aug 2014 · 1 yr 8 mos

Reporting to President, Digital oversaw entertainment portfolio for Time Inc including PEOPLE, Entertainment Weekly and StyleWatch. Responsible for the $100M digital P&L, audience growth, product development, marketing and planning.

Celebs Now Publishing Tweets and More...

**Vice President, General Manager, PEOPLE Digital**
Dec 2008 – Jan 2013 · 4 yrs 2 mos

People opens full mobile buffet after years of...

In E-Commerce Push, People StyleWatch Tea...

Show 2 more roles

Show 1 more experience

## Education

**Columbia Business School**
Master of Business Administration (MBA)
2011 – 2012

**UC Berkeley Haas School of Business**


Master of Business Administration (MBA)
2011 – 2012


**Trinity College-Hartford**
BA, Sociology

Show 1 more education ⌄

## Volunteer experience

CHIEF    **C-level Executive Member**
Chief
Jul 2019 – Present  • 2 yrs 3 mos

Chief is a private network focused on connecting and supporting women leaders.

To be accepted, applicants must be C-level or a rising VP. Chief is the only organization designed for women seated at or around the table. The members are rising leaders making decisions today and influencing change tomorrow.

**Member Of The Board Of Advisors**
Spoon University
Jul 2019 – Present  • 2 yrs 3 mos

**Member Of The Board Of Advisors**
Her Campus Media
2019 – Present  • 2 yrs

Her Campus Media is the #1 media portfolio for college and GenZ women.

## Skills & endorsements

**Digital Media** · 78

Endorsed by Jason Fox and 25 others who are highly skilled at this

Endorsed by 4 of Liz's colleagues at Lucky Analytics (Poshly Inc.)

**Digital Strategy** · 62

Endorsed by Julie Fredrickson and 12 others who are highly skilled at this

Endorsed by 3 of Liz's colleagues at Lucky Analytics (Poshly Inc.)

**Digital Marketing** · 40

Endorsed by Julie Fredrickson and 5 others who are highly skilled at this

Endorsed by 3 of Liz's colleagues at Lucky Analytics (Poshly Inc.)

Show more ⌄

## Recommendations

**Received (1)**    Given (3)

**Corrie Wilder**
Director of Marketing & Scholarly Assistant Professor, Murrow College | EdD Student, WSU Vancouver
August 7, 2008, Corrie worked with Liz in different groups

Liz always has her eye on the goal, and doesn't miss a detail when moving in to score. With motivation, humor and incredible professionalism, Liz makes the interactive media world accessible to her clients and colleagues. Whomever she works with is lucky to have her expertise on their side!

## Interests

pipeline    **Members@PipelineAngels**
76 members

**Eric Ries** in
CEO at Long-Term Stock Exchange
559,080 followers

k.    **Kirk Palmer Associates**
2,337 followers

**The CMO Series (Powered by Marketing B**
2,803 members

Time Inc.    **Time Inc.**
109,356 followers

**Lesley Jane Seymour** in
CEO of CoveyClub.com, Brand Reinventor, Keynot
39,053 followers

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